EXHIBIT 21

COMMSCOPE, INC. SUBSIDIARIES

Name	State of Incorporation
CommScope, Inc. (Registrant)	Delaware
CommScope, Inc. of North Carolina	North Carolina
CommScope Nevada, LLC(1)	Nevada
CommScope Solutions Properties, LLC(1)	Nevada
Cable Transport, Inc.	North Carolina
CommScope International Holdings, LLC	Delaware
CommScope Solutions Holdings, Inc.(1)	Delaware
CommScope Solutions, Inc.(1)	Delaware
Connectivity Solutions Manufacturing, Inc.	Delaware

(1)          Effective January 1, 2007, these entities were merged into CommScope, Inc. of North Carolina and Connectivity Solutions Manufacturing, Inc. became a wholly owned subsidiary of CommScope, Inc. of North Carolina.